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                     October 7, 2020

       Emanuel Bettencourt
       Chief Executive Officer
       Zoompass Holdings, Inc.
       2455 Cawthra Road, Unit 75
       Mississauga, Ontario, Canada, L5A 3P1

                                                        Re: Zoompass Holdings,
Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed April 9, 2020
                                                            Form 8-K/A dated
August 10, 2020
                                                            Filed August 10,
2020
                                                            Form 10-Q for the
period ended June 30, 2020
                                                            Filed August 19,
2020
                                                            File No. 000-55792

       Dear Mr. Bettencourt:

               We issued comments to you on the above captioned filings on September 14, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 22, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage,
       Accountant Branch Chief, at (202) 551-3361 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology